SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 3, 2016.

To
The Securities and Exchange Commission of Brazil (CVM)
Superintendent of Company Relations (SEP)
Company Oversight Department 1 (GEA-1)

Attn:   Nilza Maria Silva de Oliveira

Company Oversight Manager 1

Dear Madam,

In accordance with Official Letter 486/2016/CVM/SEP/GEA-1, of September 30, 2016, we hereby request clarifications on statements contained in the news article published in the newspaper O Estado de São Paulo on September 30, 2016, transcribed bellow:

Dear Officer,

1. With regard to the news report published today in the Politics section of the newspaper O Estado de São Paulo, entitled, “Lava Jato investiga se Braskem repassou propina a Palocci” [Operation Car Wash investigates whether Braskem paid bribe to Palocci], which contains the following statements:

Investigators working on Operation Car Wash are examining suspicions that Braskem, a petrochemical producer owned by Odebrecht in partnership with Petrobras, paid part of the bribes destined to former minister Antonio Palocci, through the Structure Operations Sector, the contractor’s so-called “bribery department.” The suspicions are based on payment records that had been deleted from the files of the contractor, but were retrieved by the Federal Police.

According to the investigators, there is circumstantial evidence that one of the final recipients of the money was former Workers’ Party (PT) advertising professional João Santana, who was responsible for the presidential campaigns of Dilma Rousseff (2014 and 2010) and Luiz Inácio Lula da Silva (2006).

The investigators say that Palocci acted on the behalf of Braskem to pass laws to benefit the company on at least two occasions: in 2009, when he was a PT congressman, and in 2013, while working as a consultant.

Palocci was detained temporarily on Monday, having been targeted by the 35th phase of Operation Car Wash, nicknamed Omertà, on suspicion of received R$128 million from Odebrecht in bribes for the PT party from 2008 to 2013. He was interviewed on Thursday (29) for some four hours by police chief Filipe Hille Pace and prosecutor Laura Tessler. The former minister denied any irregularities.

The records identified by the investigations of the Federal Police show deliveries of cash to the addresses of two advertising and communication Companies in São Paulo, with Braskem as the source of the funds. The deleted data was found in the same file of payments from the “Italian” account, a codename attributed to Palocci on Odebrecht’s spreadsheets. The same files contain records of payments ordered “by Marcelo Odebrecht” to “João Santana/Mônica Moura (Feira) and other beneficiaries not yet identified.”

2. In view of the above, we request that you clarify whether the statements are true and, if so, explain the reasons why the company believes they do not represent a material fact and provide any comments deemed relevant to this matter.”

In this regard, the Company informs that as soon as it became aware of the allegations mentioned in the news particle transcribed above, it determined that said information be duly investigated by external advisors contracted in connection with the ongoing independent investigation, already widely disclosed to the market.

Nevertheless, as per the Material Fact notice disclosed on this date, the Company started dialogue with the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC), which the Company expects to result in formal agreements and in the resolution of reports of irregularities arising from Operation Car Wash.

Finally, considering the various notices disclosed to the market on this matter, Braskem believed that the allegations mentioned in the news article, by themselves, do not require the publication of a Material Fact notice.

Sincerely,

Braskem S.A.

Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.